Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0176 F: +1 202.637.3593 stephanihildebrandt@eversheds- sutherland.com

April 7, 2025

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

Attention: Kim McManus

100 F Street NE

Washington, DC 20549

Re:	Stellus Capital Investment Corporation – Preliminary Proxy Statement on Form PRE 14A

Dear Ms. McManus:

On behalf of Stellus Capital Investment Corporation (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on April 2, 2025 regarding the Company’s preliminary proxy statement on Form PRE 14A (the “Proxy Statement”), which was filed on March 24, 2025. The Staff’s comments are set forth below and are followed by the Company’s responses. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Proxy Statement.

PROSPECTUS

1.	On page 26 of the Proxy Statement under the heading “Principal Accountant Fees and Services,” the first table indicates that the Company paid fees to Deloitte & Touche LLP for services billed in 2023 and 2024 fiscal years. Please provide, in the introductory paragraph, a reference to both years. Similarly, the next table has the same information for Grant Thornton LLP, however the introductory paragraph only refers to one year. Please revise.

Response: As indicated on Exhibit A, the Company has revised the disclosure above the Deloitte & Touche LLP table as follows: “The following aggregate fees by Deloitte, the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2024 were billed to the Company for work attributable to audit, tax and other services in each of the fiscal years ended December 31, 2024 and December 31, 2023.”

As indicated on Exhibit A, the Company has revised the disclosure above the Grant Thornton LLP table as follows: “The following aggregate fees by Grant Thornton LLP (“GT”), the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2023 were billed to the Company for work attributable to audit, tax and other services in each of the fiscal years ended December 31, 2024 and December 31, 2023.”

*      *      *

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0845.

Via EDGAR Ken Ellington, Staff Accountant April 7, 2025 Page 2

Sincerely,
/s/ Stephani M. Hildebrandt
Stephani M. Hildebrandt

cc:	Robert T. Ladd, Stellus Capital Investment Corporation
Todd Huskinson, Stellus Capital Investment Corporation

Exhibit A

The material contained in the foregoing Audit Committee Report is not “soliciting material,” is not deemed “filed” with the SEC, and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following aggregate fees by Deloitte, the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2024 were billed to the Company for work attributable to audit, tax and other services in each of the fiscal years ended December 31, 2024 and December 31, 2023.

	Fiscal Year	Fiscal Year
	Ended	End
	December 31,	December 31,
	2024	2023
Audit Fees	$102,500	$—
Audit-Related Fees	$337,500	$—
Tax Fees	286,264	290,259
All Other Fees	—	—
Total Fees	$726,264	$290,259

The following aggregate fees by Grant Thornton LLP (“GT”), the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2023 were billed to the Company for work attributable to audit, tax and other services in each of the fiscal years ended December 31, 2024 and December 31, 2023.

	Fiscal Year	Fiscal Year
	Ended	End
	December 31,	December 31,
	2024	2023
Audit Fees	$—	$383,720
Audit-Related Fees	$194,196	$243,800
Tax Fees	—	—
All Other Fees	—	—
Total Fees	$194,196	$627,520

Services rendered by Deloitte and GT in connection with fees presented above were as follows:

Audit Fees. Audit fees include fees for services that normally would be provided by the accountant in connection with statutory and regulatory filings or engagements and that generally only the independent accountant can provide. In addition to fees for the audit of our annual financial statements, the audit of the effectiveness of our internal control over financial reporting and the review of our quarterly financial statements in accordance with generally accepted auditing standards, this category contains fees for comfort letters, statutory audits, consents, and assistance with and review of documents filed with the SEC.

Audit-Related Fees. Audit related fees are assurance related services that traditionally are performed by the independent accountant, such as attest services that are not required by statute or regulation.

Tax Fees. Tax fees include professional fees for tax compliance and tax advice.

All Other Fees. Fees for other services would include fees for products and services other than the services reported above.

It is expected that a representative of Deloitte will be present at the Meeting, have an opportunity to make a statement if he or she chooses to do so, and be available to answer questions.

Pre-Approval Policy

The Audit Committee has established a pre-approval policy that describes the permitted audit, audit-related, tax and other services to be provided by Deloitte, the Company’s independent registered public

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